UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Effective February 9, 2017, Mr. Xenophon Galinas and Mr. Dimitrios Panagiotopoulos resigned for personal reasons, effective immediately, as members of the board of directors (the “Board”) of FreeSeas Inc. (the “Company”). In submitting their resignations, Messrs. Galinas and Panagiotopoulos did not express any disagreement with the Company on any matter relating to the registrant’s operations, policies or practices.

Effective February 9, 2017, the Company appointed Mr. Dimitrios Filippas to the Board. In addition, the Board dissolved all Board committees and the Board, acting as a whole, shall fulfill the duties and responsibilities of such committees.

Mr. Filippas has been our Deputy Chief Financial Officer since November 2013. Mr. Filippas has been the finance manager for Free Bulkers S.A. since 2007. Mr. Filippas has substantial experience in the ship finance field. He holds a BSc in Banking and International Finance from Cass Business School in the City of London and a Master’s Degree in Shipping Business with Distinction from LGU.

There is no understanding or arrangement between Mr. Filippas and any other person pursuant to which Mr. Filippas was selected as a director.  Mr. Filippas does not have any family relationship with any director, executive officer or person nominated or chosen by us to become a director or executive officer.

The following exhibits are filed herewith:

Exhibit Number	Description
99.01	Letter of resignation from Xenophon Galinas
99.02	Letter of resignation Dimitrios Panagiotopoulos

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: February 10, 2017	By: /s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer

3